May 13, 2013

H. Roger Schwall

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	CVR Refining, LP
Registration Statement on Form S-1
Filed March 29, 2013
File No. 333-187631

Ladies and Gentlemen:

On behalf of CVR Refining, LP (the “Partnership”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above referenced Registration Statement on Form S-1 be accelerated to 4:00 p.m. (Eastern Time) on May 14, 2013, or as soon thereafter as practicable. The Partnership hereby acknowledges that:

•

should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request has been transmitted via EDGAR. If you need additional information, please contact E. Ramey Layne of Vinson & Elkins L.L.P. at (713) 758-4629.

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Securities and Exchange Commission

Very truly yours, CVR Refining, LP

By:	CVR Refining GP, LLC, its general
partner

By:	/s/ Susan M. Ball
Name: Susan M. Ball
Title: Chief Financial Officer and Treasurer

cc:	Paul Monsour (U.S. Securities and Exchange Commission)

Michael Fay (U.S. Securities and Exchange Commission)

John Cannarella (U.S. Securities and Exchange Commission)

Timothy Levenberg (U.S. Securities and Exchange Commission)

John J. Lipinski (CVR Refining, LP)

Susan Ball (CVR Refining, LP)

Edmund S. Gross (CVR Refining, LP)

Mike Rosenwasser (Vinson & Elkins L.L.P.)

Sean T. Wheeler (Latham & Watkins LLP)

Keith Benson (Latham & Watkins LLP)